NI 43-101
INDEPENDENT TECHNICAL REPORT

DOTTED LAKE PROPERTY
Thunder Bay Mining Division, Ontario, Canada

NTS 42C/13 Centred at
Latitude 48°54’26”N, Longitude 85°45’50”W
UTM NAD83 Zone 16 590,597mE, 5,416,050mN

Prepared For:

ROUGE RESOURCES LTD.

September 7, 2010
Revised November 30, 2010

Prepared by:

Fladgate Exploration Consulting Corporation
195 Park Avenue
Thunder Bay, Ontario, Canada P7B 1B9

Michael Thompson, H.B.Sc., P.Geo.
Caitlin Jeffs, H.B.Sc., P.Geo.

FLADGATE EXPLORATION CONSULTING CORPORATION
195 Park Avenue Thunder Bay, Ontario P7B 1B9 Phone: (807) 345-5380 Fax: (807) 345-1875

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Page | 1

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

List of Figures

Page | 2

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

List of Tables

List of Appendices

Appendix I - Certificates of the Authors	at end of report

Page | 3

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

1	Summary

Rouge Resources Ltd. (Rouge) acquired the initial claim of the Dotted Lake property in 2003. Rouge has retained Fladgate Exploration Consulting Corporation (Fladgate) to prepare a Technical Report reviewing all work completed to date on the property and to provide recommendations for further exploration work. The Technical Report is part of the requirements for an application to list of the TSX-Venture exchange.

The Dotted Lake property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada. The nearest towns are Manitouwadge 26 km to the north, Marathon to 45 km to the southwest and White River 42 km to the southeast. The city of Thunder Bay, 400 km to the west, is the nearest large regional population centre with many services and amenities for industrial, educational and leisure activities.

The Dotted Lake property is comprised of 12 mining claims totaling 104 units and covering 1683 hectares. The original claim on the property was staked in 2001 and then re-staked in March 2003 after the claim lapsed due to insufficient work credits. In October 2009, Rouge expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to 10 claims of 82 units by means of staking at a cost of approximately $11,000. On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in these two claims by making option payments totalling $60,000 over the next 3 years. The claims are subject to a 3% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property. On exercise of the option, the Company’s holdings will then total 12 claims of 104 mining units on 1,683 hectares. The claims are now in good standing with the Ontario Ministry of Northern Development Mines and Forestry (MNDMF) until March 14, 2011. The Dotted Lake Property claims require $41,600 of work in order to keep the claims in good standing each year. Work reports must be submitted to the MNDMF for approval.

The property is not road accessible, but a newly constructed trail crossing the property to the northwest shoreline of Dotted Lake is suitable for ATV’s and wide enough for drill mobilization. The climate is characterised by long cold winters and hot summers. In general, soil sampling, geological mapping and trenching programs are limited to the summer months. Snow cover and freezing conditions prevail from mid November until late April and make transportation through the property easier for large equipment during the months when swampy wet ground is frozen and easier to move across.

The property is situated in the Wawa sub-province of the Superior province of the Canadian Shield and the present claims cover an 8.4 km long portion of the Dotted Lake arm of the Schrieber-Hemlo greenstone belt. The predominant rock type in the Dotted Lake arm is foliated, fine grained, dark green, amphibole rich metavolcanic rock. Mineralization at the Dotted Lake Property was first discovered at the Fairservice zinc showing in 1957. Numerous exploration programs have been conducted on the property since including geophysics, diamond drilling and soil sampling.

Page | 4

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Rouge has completed three exploration programs in the last three summers, soil sampling in 2008 and 2009 and prospecting and trenching in 2010 to follow up on anomalous gold soil sampling results. During the 2010 trenching program a new zone of mineralization was discovered in trench Tr-10-4. This zone consists of a narrow (approximately 30 cm wide) sheared granitoid rock, with 5-10% pyrite, strong sericite and trace of arsenopyrite. Grab sample I920008 taken from this rock unit returned a grade of 16.95 ppm Au, 218 ppm Zn and 7.7 ppm Ag. The same unit was channel sampled later on as part of Tr-10-4 channel sampling and returned an assay of 9.02 ppm Au, 859 ppm Zn and 1.2 ppm Ag over 0.40 m.

Rouge, including work as Gemstar Resources, has spent approximately $161,636 in exploration work on the Dotted Lake property since acquiring the first claim in 2003, $107,000 of that amount has been spent in the last three years.

Based on the positive results from Rouge’s initial exploration work, it is recommended to continue working on the property to fully define the gold potential. Rouge’s next phase of exploration should continue to outline the strike extent and width of the gold mineralization uncovered in the past three years exploration programs. It is recommended to initially explore the property by further soil sampling, prospecting and trenching.

The initial soil sampling programs completed in 2008 and 2009 successfully indicated the location of previously undiscovered gold mineralization. It is recommended by Fladgate to conduct another soil sampling program covering all of the newly acquired claims. Continuing with the previously used spacing of 200 metre spaced lines with 50 metre spaced samples would require approximately 1200 samples to cover all of the newly acquired claims.

Trenching completed during the 2010 exploration program was limited to four metre wide strip trenching appropriate for following up on an ill defined soil sampling target. During the 2010 program multiple significant results were discovered. Two of those significant results were located in the northern edge of trench Tr-10-4. Further exposure of this mineralized zone is recommended to discover if the mineralized zones continues to the north and also to uncover readily exposed strike extent of the mineralization to observe if the mineralization is a constant width and continuous along strike. Once results from the expanded soil sampling program recommended have been analyzed further trenching targets should be explored.

The Dotted Lake project should be considered an early stage exploration project upon which Rouge should continue to conduct further exploration in order to gain further understanding of the nature and extent of the gold mineralization discovered in 2010.

2	Introduction

2.1	Introduction

Fladgate Exploration Consulting Corporation (“Fladgate”) was engaged by Rouge Resources Ltd. (“Rouge”) to review the Dotted Lake Property (the “Property”) and prepare an independent technical report compliant with National Instrument 43-101, companion policy NI 43-101CP and Form 43-101F. In addition, Rouge has requested Fladgate to provide recommendations and to propose an exploration program and a budget for further exploration and development on the Property. Fladgate Exploration is independent from Rouge Resources according to Section 3.5 of NI43-101 Companion Policy due to the fact that less than five percent of Fladgate Exploration’s, and the authors’, income has come from Rouge Resources in the last three years.

Page | 5

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

This report is intended for use by Rouge Resources to file as an NI 43-101 Technical Report with the Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at the party’s sole risk.

Rouge Resources Ltd. was previously named Gemstar Resources Ltd. Gemstar Resources Ltd. changed its name in October 2007. Work completed by Gemstar Resources Ltd. mentioned further in the report is considered to be work completed by Rouge Resources Ltd.

2.2	Terms of Reference and Units

The Metric System or SI System is the primary system of measure and length used in this report and is generally expressed in kilometres, metres and centimetres; volume is expressed as cubic metres, mass expressed as metric tonnes, area as hectares, and zinc, copper and lead grades as percent or parts per million. The precious metal grades are generally expressed as grams/tonne but may also be in parts per billion or parts per million. Conversions from the SI or Metric System to the Imperial System are provided below and quoted where practical. Many of the geologic publications and more recent work assessment files now use the SI system but older work assessment files almost exclusively refer to the Imperial System. Metals and minerals acronyms in this report conform to mineral industry accepted usage and the reader is directed to an online source at www.maden.hacettepe.edu.tr/dmmrt/index.html.

Table 1 – Glossary of Terms

Term	Meaning	Term	Meaning
AEM	Airborne Electromagnetic	Na	sodium
Ag	Silver	Na2O	sodium oxide
Al	Aluminum	NAD 83	North American Datum of 1983
Al2O3	aluminum oxide	NE	northeast
AW	apparent width	NI	National Instrument
As	Arsenic	Ni	nickel
Au	Gold	NSR	net smelter return
Ba	Barium	NTS	National Topographic System
Be	Beryllium	OGS	Ontario Geological Survey
Bi	Bismuth	P	phosphorous
C	carbon dioxide	P2O5	phosphorous oxide
Ca	Calcium	Pb	lead
CaO	calcium oxide	Pd	palladium
Cd	Cadmium	pH	acidity
Co	Cobalt	Pt	platinum

Page | 6

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

CO2	carbon dioxide	QA/QC	Quality Assurance/Quality Control
Cr	Chromium	S	south
Cr2O3	chromium oxide	S	sulphur
Cu	Copper	Sb	antimony
DDH	diamond drillhole	SE	southeast
DW	drilled width	Se	selenium
E	East	SiO2	silicon oxide
EM	electromagnetic	Sn	tin
Fe	Iron	SO2	sulfur dioxide
Fe2O3	iron oxide (ferric oxide-hematite)	Sr	strontium
Fe3O4	iron oxide (ferrous oxide-magnetite)	Sum	summation
HLEM	horizontal loop electromagnetic	SW	southwest
H2O	hydrogen oxide (water)	Ti	titanium
IP	induced polarization	TiO2	titanium oxide
K	Potassium	Tl	thallium
K2O	potassium oxide	TW	true width
Li	Lithium	U	uranium

LOI	loss on ignition (total H2O, CO2 and SO2 content)	U3O8	uranium oxide (yellowcake)
Mg	Magnesium	UTM	Universal Tansverse Mercator
MgO	magnesium oxide	V	vanadium
Mn	Manganese	V2O5	vanadium oxide
Ministry of Northern Development, Mines and
MNDMF	Forestry	VLF	very low frequency
very low frequency-
MnO	manganese oxide	VLF-EM	electromagnetic
Mo	Molybdenum	W	west
Mt	millions of tonnes	Y	yttrium
N	North	Zn	zinc
NW	northwest

Table 2 – Units of Measure

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Above mean sea level	amsl	Litre	L
Ampere	A	Litres per minute	L/m
Annum (year)	a	Megabytes per second	Mb/s
Billion years ago	Ga	Megapascal	MPa
British thermal unit	Btu	Megavolt-ampere	MVA
Candela	cd	Megawatt	MW
Carat	ct	Metre	m
Carats per hundred tonnes	cpht	Metres above sea level	masl
Carats per tonne	cpt	Metres per minute	m/min
Centimetre	cm	Metres per second	m/s
Cubic centimetre	cm3	Metric ton (tonne)	t

Page | 7

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Cubic feet per second	ft3/s or cfs	Micrometre (micron)	µm
Cubic foot	ft3	Microsiemens (electrical)	µs
Cubic inch	in3	Miles per hour	mph
Cubic metre	m3	Milliamperes	mA
Cubic yard	yd3	Milligram	mg
Day	d	Milligrams per litre	mg/L
Days per week	d/wk	Millilitre	mL
Days per year (annum)	d/a	Millimetre	mm
Dead weight tonnes	DWT	Million	M
Decibel adjusted	dBa	Million tonnes	Mt
Decibel	dB	Minute (plane angle)	'
Degree	°	Minute (time)	min
Degrees Celcius	°C	Month	mo
Degrees Fahrenheit	°F	Newton	N
Diameter	ø	Newtons per metre	N/m
Dry metric ton	dmt	Ohm (electrical)	O
Foot	ft	Ounce	oz
Gallon	gal	Parts per billion	ppb
Gallons per minute (US)	gpm	Parts per million	ppm
Gigajoule	GJ	Pascal	Pa
Gram	g	Pascals per second	Pa/s
Grams per litre	g/L	Percent	%
Grams per tonne	g/t	Percent moisture (relative humidity)	% RH
Greater than	>	Phase (electrical)	Ph
Hectare (10,000 m2)	ha	Pound(s)	lb
Hertz	Hz	Pounds per square inch	psi
Horsepower	hp	Power factor	pF
Hour	h (not hr)	Quart	qt
Hours per day	h/d	Revolutions per minute	rpm
Hours per week	h/wk	Second (plane angle)	"
Hours per year	h/a	Second (time)	s
Inch	"(symbol, not ” )	Short ton (2,000 lb)	st
Joule	J	Short ton (US)	t
Joules per kilowatt-hour	J/kWh	Short tons per day (US)	tpd
Kelvin	K	Short tons per hour (US)	tph
Kilo (thousand)	k	Short tons per year (US)	tpy
Kilocalorie	kcal	Specific gravity	SG
Kilogram	kg	Square centimetre	cm2
Kilograms per cubic metre	kg/m3	Square foot	ft2
Kilograms per hour	kg/h	Square inch	in2
Kilograms per square metre	kg/m2	Square kilometre	km2
Kilojoule	kJ	Square metre	m2

Page | 8

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Units of Measure	Abbreviation	Units of Measure	Abbreviation
Kilometre	km	Thousand tonnes	kt
Kilometres per hour	km/h	Tonne (1,000kg)	t
Kilonewton	kN	Tonnes per day	t/d
Kilopascal	kPa	Tonnes per hour	t/h
Kilovolt	kV	Tonnes per year	t/a
Kilovolt-ampere	kVA	Total dissolved solids	TDS
Kilovolts	kV	Total suspended solids	TSS
Kilowatt	kW	Volt	V
Kilowatt hour	kWh	Week	wk
Kilowatt hours per short ton (US)	kWh/st	Weight/weight	w/w
Kilowatt hours per tonne (metric ton)	kWh/t	Wet metric ton	wmt
Kilowatt hours per year	kWh/a	Yard	yd
Kilowatts adjusted for motor efficiency	kWe	Year (annum)	a
Less than	<	Year	yr

The term gram/tonne or g/t is expressed as “gram per tonne” where 1 gram/tonne = 1 ppm (part per million) = 1000 ppb (part per billion). Other abbreviations include ppb = parts per billion; ppm = parts per million; oz/t = ounce per short ton; Moz = million ounces; Mt = million tonne; t = tonne (1000 kilograms); SG = specific gravity; lb/t = pound/ton; and, st = short ton (2000 pounds).

Dollars are expressed in Canadian currency (CAD$) unless otherwise noted. Base and certain industrial metal and mineral prices are stated as US$ per tonne (US$/t), precious metal prices are stated in US$ per troy ounce (US$/oz) and Uranium and certain industrial metal and mineral prices are stated in US$ per pound (US$/lb).

Unless otherwise noted, Universal Transverse Mercator (“UTM”) coordinates are provided in the datum of NAD83 Zone 16 North.

2.3	Basis of the Report

This report and recommendations are based on the following data as made available to Fladgate by Rouge, public domain sources, and various consultants associated with Rouge:

  geological information supplied by government sources

  historical exploration data supplied by Rouge

  site visit by Fladgate personnel in the summer of 2010

  various reports as listed in the References section of this report

  Significant portions of the report have been modified from a previous NI 43-101 compliant report on the property written by Andre Pauwels in 2005

Fladgate Exploration staff, specifically the co-author Caitlin Jeffs, has previous knowledge of the property from managing three exploration programs during the past three years, two soil sampling programs in 2008 and 2009 and one prospecting and trenching program in 2010.

Page | 9

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

2.4	Fladgate Qualifications

Fladgate Exploration Consulting Corporation is an international consulting company based in Thunder Bay, Ontario, Canada. Fladgate provides a wide range of geological and exploration services to the mineral and energy industries. With offices in Canada (Thunder Bay, Ontario and Calgary, Alberta) and South America (Vallenar, Chile), Fladgate is well positioned to service its client base.

Fladgate's mandate is to provide professional geological and exploration services to the mineral and energy industries at competitive rates and without compromise. Fladgate's professionals have international experience in a variety of disciplines with services that include:

  Exploration Project Generation, Design, Implementation and Management

  Data Compilation and Exploration Target Generation

  Property Evaluation and Due Diligence Studies

  Independent, NI 43-101 Compliant, Technical Reports

  Mineral Resource Modeling and Estimation

  3D Geological Modeling and Database Management

The Qualified Person and author for this report is Michael Thompson, Fladgate’s President and Principal Geologist, and a geologist in good standing with the Association of Professional Geoscientists of Ontario (APGO # 1521). Michael Thompson has more than 12 years of experience in the mineral exploration industry, specializing in the structural interpretation of Archean terranes. Michael Thompson has written, or co-written, numerous technical reports; including NI 43-101 compliant independent technical reports.

The report is co-authored by Caitlin Jeffs, General Manager of Fladgate and a geologist in good standing with the Association of Professional Geoscientists of Ontario (APGO #1488). Caitlin Jeffs has 8 years experience in the mineral exploration industry, specializing in GIS and geological 3D modeling and program management.

The authors Statements of Qualification can be found in Section 23.

3	Reliance on Other Experts

Fladgate has completed this report in accordance with the methodology and format outlined in NI 43-101, companion policy NI 43-101CP and Form 43-101F1. Large parts of this report were prepared based on the 43-101 report by Andre Pauwels in 2005. This report is prepared by competent and professional individuals from Fladgate on behalf of Rouge and is directed solely for the development and presentation of data with recommendations to allow Rouge and current or potential partners to reach informed decisions.

The information, conclusions and recommendations contained herein are based on a review of digital and hard copy data and information supplied to Fladgate by Rouge, as well as various published geological reports, and discussions with representatives from Rouge who are familiar with the Property and the area in general. Fladgate has assumed that the reports and other data listed in the “References” section of this report are substantially accurate and complete.

Page | 10

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Fladgate has relied on information provided by Rouge regarding land tenure, underlying agreements and technical information not in the public domain, and all of these sources appear to be of sound quality. Fladgate is unaware of any technical data other than that presented by Rouge or its agents. Fladgate has also reviewed the mineral dispositions as posted by the Ontario Ministry of Northern Development and Mines on their claim management website (www.mndm.gov.on.ca/mndm/mines/lands/).

Some relevant information on the Property presented in this report is based on data derived from reports written by geologists and/or engineers, whose professional status may or may not be known in relation to the NI 43-101 definition of a Qualified Person. Fladgate has made every attempt to accurately convey the content of those files, but cannot guarantee either the accuracy or validity of the work contained within those files. However, Fladgate believes that these reports were written with the objective of presenting the results of the work performed without any promotional or misleading intent. In this sense, the information presented should be considered reliable, unless otherwise stated, and may be used without any prejudice by Rouge.

4	Property Description and Location

The Dotted Lake property is located in the southeast part of the Black River Area Township and the southwest corner of the Olga Lake Township within the Thunder Bay Mining Division of Northwestern Ontario, Canada (Figure 1). The property lies 45 km south of the town of Manitouwadge on NTS Sheet 42C13. The centre of the property has approximate geographic coordinates of 48°54’26”N, 85°45’50”W (UTM NAD83 Zone 16N 590,597mE, 5,416,050mN). The Dotted Lake property is comprised of 12 mining claims totaling 104 units and covering 1683 hectares oriented approximately east west, 8.5 km long by roughly 2 km wide in an irregular shape (Table 3).

The present property is an exploration stage property that was initially one claim over the Fairservice zinc showing in sphalerite mineralized iron formation located in the north central area of claim 3011450. Work on the property in the past three years has identified gold mineralization on the property hosted in sulphide rich shear bands in granitoid rock. Further descriptions of mineralization can be found in section 10.

There been no improvements or mining activities done on the property and no permanent structures built on the property. There have been no mineral resource estimations completed on the property.

The original claim on the property was staked in 2001 and then re-staked as claim 3011450 in March 2003 after the claim lapsed due to insufficient work credits. In October 2009, Rouge Resources Ltd. expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to 10 claims of 82 units by means of staking at a cost of approximately $11,000. On April 20, 2010, the Company entered into an option to purchase agreement with local prospectors regarding an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in claims 4245668 and 4246254 by making option payments totalling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which was paid on April 20, 2010; $12,000 on April 20, 2011; $16,000 on the April 20, 2012; and $25,000 on the April 20, 2013. The claims are subject to a 3% net smelter royalty when, and if, mineral exploration and development eventually leads to mining revenue from the property. On exercise of the option, the Company’s holdings will then total 12 claims of 104 mining units on 1,683 hectares. The claims are now in good standing with the Ontario Ministry of Northern Development Mines and Forestry (MNDMF) until March 14, 2011.

Page | 11

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

The property was initially registered in the name of 1179406 Ontario Ltd., a private Ontario company owned by Mr. R.J. Reukl, in trust for Gemstar Resources Ltd. However, on April 8, 2009 the claim was transferred into Mr. D.T. Krell’s name, one of the company’s directors, and Mr. Krell now holds the claim in trust for Rouge. All 9 claims staked in October 2009 are in D. T. Krell’s name and held in-trust for Rouge. Fladgate has not verified, nor makes any assertion, as to the legal validity of the in-trust agreements.

The author verified titles and work summaries of the claims at the MNDMF website. In order to maintain the claims in good standing, $400 of work is required per year per 16 hectare claim unit. The Dotted Lake Property claims require $41,600 of work in order to keep the claims in good standing each year. Work credits can be banked and used in future years. At the time of writing this report, the company had $7,323 banked for future credits and has spent $91,585 on a trenching and prospecting program that has not yet been submitted for assessment. Once the report is submitted, and pending approval of the MNDMF, the company will have $98,908 in banked credits which will mean all claims could be kept in good standing until 2013 with $26,908 credits remaining. Under the MNDMF system, each claim comes due on the anniversary of the date the claim was recorded, therefore not all claims will come due on the same day in 2013 (Table 3).

The Dotted Lake Property claims are outlined in Table 3 below and shown on Figure 2. The property claim boundaries were located by records provided from Ontario’s MNDMF website.

Table 3 – Dotted Lake Property Claims

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
3011450	Black River	15	14-Mar-03	14-Mar-11	$6,000
4245668	Black River	6	6-Mar-09	6-Mar-13	$2,400
4246254	Black River	16	21-Apr-09	21-Apr-12	$6,400
4252412	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252413	Black River	12	17-Nov-09	17-Nov-11	$4,800
4252414	Black River	2	17-Nov-09	17-Nov-11	$800
4252415	Black River	2	17-Nov-09	17-Nov-11	$800
4252416	Black River	1	17-Nov-09	17-Nov-11	$400
4252417	Olga Lake	2	17-Nov-09	17-Nov-11	$800

Page | 12

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Mining Claim No.	Township/Area	Units	Date Recorded	Date Due for Work Credits to be applied	$ Work Required/Year
4252418	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252419	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800
4252420	Olga Lake	12	17-Nov-09	17-Nov-11	$4,800

4.1	Environmental and Permitting

Rouge Resources has not applied for any environmental or work permits on the property. There are no environmental or work permits required by law in Ontario for the exploration activities described or proposed in this report. Stripping and trenching on mining claims in Ontario is allowed without permits so long as the stripped area is under 10,000 square metres. A Permit to Take Water is required by the Mininstry of Environment in Ontario if more than 50,000 litres of water is taken in one day, this amount would only be taken if multiple drills were active on a property at one time.

Fladgate is not aware of any outstanding environmental liabilities attached to the Dotted Lake Property and there is no reason to believe there should be any. There has been no active mining or processing on the property.

5	Accessibility, Local Resources and Infrastructure

The property location and access is illustrated on Figures 1 and 2. The property is situated in Northwestern Ontario and includes the north end of Dotted Lake. The property is not road accessible, but a newly constructed trail crossing the property to the northwest shoreline of Dotted Lake is suitable for ATV’s and wide enough for drill mobilization. The closest road is a logging road situated approximately 1 km north of the claims. This logging road branches east from Highway 614 at a point either 31 km south of Manitouwadge or 19.2 km north of the junction of Highway 614 with Highway 17, the TransCanada Highway. A blazed trail, starting at a distance of 8.2 km from Highway 614 along this logging road, leads into the property to the north end of Dotted Lake (Figure 2).

The nearest towns are Manitouwadge 26 km to the north, Marathon 45 km to the southwest and White River 42 km to the southeast. The Hemlo Gold Camp is 23 km to the south-southwest along the TransCanada Highway. A pool of skilled labour for mining and exploration is present in the communities of Manitouwadge, Marathon and White River. All three communities have housing and facilities for educational, commercial and leisure activities. The city of Thunder Bay, 400 km to the west, is the nearest large regional population centre with many services and amenities for industrial, educational and leisure activities. The airport at Thunder Bay has daily schedules flights to Toronto, Ottawa, Calgary and Winnipeg. The nearest railroad is the Canadian Pacific Railroad 20 km to the south along the TransCanada Highway. A Hydro One high voltage power transmission line passes 18 km south of the property.

Page | 13

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Hudson Bay
Fort Severn
Peawanuck
MANITOBA
Severn R.
River
Winisk
Big Trout Lake
Sandy Lake
Attawapiskat
James Bay
Baie James
Lansdowne House
Albany
River
Moosonee
Moose R.
Pikangikum
MANITOBA
Red Lake
ONTARIO
QUEBEC / QUÉBEC
Armstrong
Sioux Lookout
L Nipigon
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Marathon
Kirkland Lake
Fort Frances
Thunder Bay
Wawa
Chapleau
New Liskeard
USA / É-U d'A
L Superior
Ottawa R.
Greater/Grand Sudbury
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Espanola
Pembroke
Ottawa
Cornwall
Little Current
Huntsville
Brockville
Bancroft
Parry Sound
Kingston
St Lawrence R. / R Saint-Laurent
LEGEND
National capital
Provincial capital
Other populated places
Trans-Canada Highway
Major road
International boundary
Provincial boundary
L Michigan
Owen Sound
Orillia
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
L Huron
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
London
USA
UNITED STATES OF AMERICA
Sarnia
St Thomas
Chatham-Kent
Windsor
L Erie
Scale
km 100 0 100 200 300 km
N
CANADA
Manitouwadge
Dotted Lake Property
Marathon
Lake Superior
0 25 50
kilometres

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.

Figure 1 – Provincial and Regional Location – Dotted Lake Property

Page | 14

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

N
587,000 mE
589,000 mE
591,000 mE
593,000 mE
5,418,000 mN
5,416,000 mN
5,414,000 mN
4252412
4246254
4245668
3011450
4252418
4252419
4252420
4252417
4252415
4252416
4252414
4252413
Dotted Lake
0
1
2
kilometres
Wetland
Property Boundary
Logging road
Trail
50 Foot Contours
Water Course

Figure 2 – Dotted Lake Claims

Page | 15

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

6	Climate and Physiography

The climate is characterised by long cold winters and hot summers. Average daily temperatures in summer range from 10° to 24°C and from 0° to -22°C in the winter months. In general, soil sampling, geological mapping and trenching programs are limited to the summer months. Snow cover and freezing conditions prevail from mid November until late April and make transportation through the property easier for large equipment during the months when swampy wet ground is frozen and easier to move across.

The property is covered by lakes, swamps and low wooded hills. Elevations on the property vary from 380 to 450 m above sea level. A steep slope that is difficult to move down or up crosses the centre of the property in a northeasterly direction. The slope is shown in the topography on Figure 2. Vegetation is typical for a mixed boreal forest and the dominant tree species are spruce, balsam, jackpine, birch and poplar.

7	History

7.1	Previous Exploration Programs

Past documented exploration is summarized in Table 4. High-grade zinc mineralization was first discovered at Dotted Lake by trapper/prospector A. Fairservice in 1957 and is known as the Fairservice zinc showing. Initial work consisted of hand dug trenches and pits. A grab sample from the showing reported by Smyk (in McKay 1994) contained 9.44% Zn, 0.012% Cu and 0.006 oz/ton gold. Since then the claims have been held by a variety of parties and several campaigns of AEM, and magnetic surveys have covered the property. Several campaigns of ground surveys along cut lines included VLF-EM, ground magnetics, HLEM, soil sampling and geological mapping have also been performed on the property.

The area has seen several periods of exploration. Initially the interest in the area was sparked by the Fairservice discovery and resulted in two companies exploring the property in the late 1950’s and through the 1960’s. After the Hemlo deposit discovery in the 1980’s a new round of exploration was concentrated through the Schrieber-Hemlo Greenstone belt. The recent boom in commodities prices starting in 2003 has sparked a third round of exploration in the area.

Table 4 – Past Exploration at Dotted Lake

Year	Operator	Work	Principal Reference
1957	A. Fairservice	Discovery of Fairservice showing, sampling and trenching	MNDMF Mineral Deposits Inventory (MDI)
1964- 1967	Irish Copper Mines Ltd.	Airborne EM and Magnetic Survey	Rattew, A.R., 1965
1968	Ontario Department of Mines	Geological mapping of Black River area	Milne, V.G., 1968
1982- 1983	Clear Mines Ltd.	Geology, soil sampling (577 samples), ground magnetics and VLF ground surveys (15km), AEM by Aerodat (1,1570 square kilometres)	Symonds, D.F e.a., 1983 Scott Hogg, R.L., 1983

Page | 16

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Year	Operator	Work	Principal Reference
1988	McLaughlin Mines Ltd.	Soil sampling (120 samples), analysed for gold, silver and PGE	Ven Huizen, G.L., 1988
1989- 1991	Noranda	Ground HLEM, VLF and Magnetic surveys over 1km by 5km along 100m to 200m spaced lines. Diamond Drilling 3 holes, 502m	Degagne, P., 1991 Walmsley, T., 1991
1991	Ontario Geological Survey	Mapping, description and sampling Fairservice showing	McKay, D., 1994
2005	Gemstar Resources Ltd.	Airborne VLF and Magnetic survey 100km 2/50m spaced lines	Berrie, C., 2005
2005	Gemstar Resources Ltd.	Ground Magnetic, VLF and line cutting 15km	Private Report
2008	Gemstar Resources Ltd.	Soil Sampling Program (3 traverses, 47 samples)	Jeffs, C., 2008
2009	Ontario Exploration Corporation	Line cutting (5km grid), Magnetic and VLF-EM survey over 5km (400 samples at 12.5m intervals), Prospecting, 32 grab samples	Griggs, H., 2009
2009	Rouge Resources Ltd.	Soil Sampling Program (5 traverse lines with 200m spacing; 61 samples with 50m spacing)	Jeffs, C., 2010
2010	Rouge Resources Ltd.	Trenching and Prospecting, four trenches	Internal Information

7.2	Significant Exploration Results

7.2.1	1950’s-1960’s

In 1965 Irish Copper Mines Limited carried out an airborne EM survey in White Lake area which it covered the north western arms of Dotted Lake. Although a number of EM anomalies were encountered in the area, they were all very weak and only one conductive zone was interpreted as a possible sulfide conductor. This conductive zone was the only anomalous feature recommended for ground follow up (Rattew, Eng, 1965).

A combined EM and Magnetics airborne geophysical survey was conducted in 1965 for Carravelle Mines Ltd. by Selco Exploration Co. on the Pulfa Prospect, between Black River in the west and White Lake in the east. The objective of this survey was to test the ground for unknown mineral or bedrock conductors. This survey was done as part of a larger survey which covered territory adjoining to the Pulfa Group of claims, with a total area of approximately 83 square miles (Domsalski, 1965) and included the entire Dotted Lake property. More detailed airborne surveys were completed in later years.

7.2.2	1980’s-1990’s

In 1983 Clear Mines Ltd. systematically soil sampled and mapped over the area of the Fairservice showing covering a 2 km by 1 km area. Airborne magnetic and EM surveys encompassing 1,570 square kilometres, including the Dotted Lake area, were performed by contractor Aerodat Ltd. for Clear Mines Ltd. Several EM anomalies were detected but none over the Fairservice showing. The geochemical survey showed scattered anomalies for copper, zinc and lead.

Page | 17

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

The most comprehensive geophysical groundwork was completed by Noranda in 1991. Systematic VLF, magnetic and multifrequency HLEM surveys were completed on 100 m to 200 m spaced lines over a 1 km by 5 km area. The Fairservice showing was found to be located on the western terminus of a 2.6 km long linear conductor/magnetic high. Noranda drilled three holes on this trend. The drilling, which included a hole at the Fairservice showing, did not intersect any significant mineralization but indicated that the long linear anomaly was possibly caused by magnetite and pyrrhotite bearing iron formation with local sphalerite at the Fairservice showing.

7.2.3	2000’s

In 2005 Gemstar Resources Ltd. completed an airborne magnetic survey covering the central portion of the present claim block, followed by ground VLF and magnetic survey over the northwestern side of Dotted Lake including the area of the Fairservice showing.

The results of this survey are outlined in an operations report by Terraquest Ltd. (Terraquest 2005). Note that the title of that report states that an airborne magnetic and VLF-EM survey was completed, but no VLF data was processed. The report includes a digital terrain model and three magnetic maps (total magnetic intensity map, a vertical magnetic derivative map and the measured horizontal gradient). Apart from the contoured maps, no other interpretative comments or material were provided in the report.

Ground VLF-EM and magnetic surveys were completed on cut lines in the north central portion of the property. One hundred metre spaced lines were cut in March of 2005 and a total of 16.5 km were surveyed from April 6 to 10, 2005. Magnetic and VLF readings were recorded every 12.5 m. The survey is the subject of a report titled: “Geophysical Report for Gemstar Resources Ltd. on the Dotted Lake Property, Black River Area” authored by J.C. Grant CET, FGAC, May 2005. The report describes the specifications of the survey and has an interpretative section that relates the VLF conductors and magnetic features to their possible causes. The survey overlaps in part with the ground geophysical work done by Noranda in 1991 and shows similar features. The area of overlap includes the area around the Fairservice showing.

In 2008 a soil sampling program was carried out on the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region. Results of the program are discussed in Section 10.

A second soil sampling program in 2009 was carried out on the Dotted Lake property over the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over five 500 m long traverse lines trending north northwest approximately perpendicular to the main trend of structures in the region. The B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence. Results are discussed in Section 10.

Page | 18

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

In 2009 Ontario Exploration Corporation contracted Katrine Exploration and Development to carry out a line cutting program just south of Lampson Lake (currently included as part of the western half of the Dotted Lake property). A grid was established of 5 line kilometres of cut grid lines, spaced at 100 m intervals. A magnetic and VLF EM survey was performed by Larder Geophysics over the cut grid. A total of 5 line kilometres of magnetometer/VLF EM survey was read, consisting of approximately 400 magnetometer VLF EM readings with a 12.5 m sample interval. Assays from this year’s OEC founding proved to provide little encouragement in base metals. The best values returned from sampling were 781 ppm Cu and 425 ppm Zn. One sample returned a value of 2.33 g/t Au, approximately 300 m south of Lampson Lake and appears to lie along a presumed shear zone. The sample was described as “mafic volcanic, altered, intense biotite, sheared, 3-5% pyrite and non-magnetic” (Griggs H, 2009).

A trenching and prospecting program was completed by Fladgate Exploration for Rouge Resources in 2010. Four trenches were cut following up on soil anomalies returned in the 2008 and 2009 programs and prospecting. Results are discussed in Section 10.

8	Geological Setting

8.1	Regional and Local Geology

Information on the regional and area geology is mainly from government sources, maps and reports (Milne 1968, Sirgusa 1986). The property is situated in the Wawa sub-province of the Superior province of the Canadian Shield (Figure 3). All rocks are of Archaean age, with the exception of Proterozoic diabase dykes. The claims cover a portion of the north eastern part of the Schreiber-Hemlo Greenstone Belt. The eastern segment is subdivided into the 2.77 billion year old Hemlo-Black River assemblage to the northeast and the 2.7 billion year old Heron Bay Assemblage to the southwest. The assemblages are separated by the Lake Superior-Hemlo fault zone. The primary rock type of the Hemlo-Greenstone Black River assemblage is mafic volcanics. Felsic and intermediate volcanic rocks and clastics overlie the mafic volcanics. The belt is intruded by numerous felsic granitoids. Several stages of regional folding occurred in the belt, the latest stage is the most pervasive and occurred contemporaneous to, or predated, the intrusion of the granitoid bodies.

8.2	Property Geology

Local geological data is taken from government reports (Milne 1968, McKay 1994) and from exploration work by Clear Mines Ltd. (Symonds, 1983) and also from drill holes completed by Noranda in 1991 (Degagne 1991) and are supplemented by Andre M. Pauwels NI 43-101 technical report (Pauwels, 2005). The present claims cover an 8.4 km long portion of the Dotted Lake arm of the Schrieber-Hemlo greenstone belt (Figure 4).

The predominant rock type in the Dotted Lake arm is foliated, fine grained, dark green, amphibole rich metavolcanic rock. Medium and coarse grained amphibolites are less common and occasional remnant pillow textures have been observed indicating a submarine depositional environment. Small sills and dykes of granitoid rocks are common in the volcanic rocks. A few thin (1 cm to 30 cm) layers of intermediate to felsic volcanic tuffs were observed in the area just north of Dotted Lake in the general vicinity of the Fairservice showing (Pauwels, 2005). A small patch of intermediate volcanics is indicated on Milne’s map (Milne 1968) in the same area and short sections of felsic volcanic rocks were intersected in the Noranda drill holes (Degagne 1991). Magnetite, pyrrhotite-rich and garnetiferous amphibolitic iron formation is reported from drill holes 2 and 3 drilled by Noranda and contains massive sphalerite at the Fairservice showing. These horizons, although volumetrically a small proportion of the rocks in the area, appear to be continuous along strike within the metavolcanic rocks according to geophysical surveys. Foliation of the metavolcanic rock is persistently east-northeasterly trending within an isoclinal syncline within the metavolcanics of the Dotted Lake Arm. This syncline appears to plunge to the west-southwest. The metamorphism within the belt is amphibolite grade.

Page | 19

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

The eastern portion of the claims contain a mafic and ultramafic intrusive complex of gabbro, peridotite and serpentinized peridotite intruded along the southern flank of the mafic volcanics. Ground magnetic surveys in the area indicate that this complex extends 800m further to the west than indicated on OGS Map 3086 (Siragusa 1986). This area is covered by overburden. Granitoid rocks of the Dotted Lake Batholith cover the southern portion of the property. The granatoids are pink to light pink in colour, foliated and medium grained, and appear to intrude both the metavolcanics and mafic/ultramafic rocks.

Page | 20

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Figure 3 – Geological Sub-provinces

Page | 21

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

586,000 mE
588,000 mE
590,000 mE
592,000 mE
594,000 mE
N
Black-Pic Batholith
7b
1
7a
5,418,000 mN
1
4
5,416,000 mN
Hemlo Assemblage
1
7a
Dotted Lake
7a
5,414,000 mN
Dotted Lake Batholith
0
1
2
kilometres
Mafic Volcanics/Metavolcanics
1 - Hemlo Assemblage
Felsic Intrusive
7a - Late Silicic Plutonic
7b - Early Silicic Plutonic
Mafic to Ultramafic Intrusives
Property Boundary
Fault
Logging road
Trail
Showing
DDH
Geology modified from V. G. Milne 1965
Nad 83, Zone 16. Map Sheet 2146

Figure 4 – Property Geology

Page | 22

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

8.3	Alteration

Pervasive alteration has not been found over large areas of the property. Small segments of bleached and epidotized amphibolite are described in the Noranda drill holes at the contact of iron formations intersected and in descriptions of the Fairservice showing.

9	Deposit Types

No economic mineral deposits have been defined on the property to date. In the general area two types of deposits occur.

The first type is represented by large metamorphosed VMS-style deposits, such as the Geco deposit located near Manitouwadge, 30km north of the property. Geco was mined by Noranda from 1954 to 1995 and produced 49.4 million tonnes of ore grading 1.86% Cu, 3.78% Zn, 50.04 g/t Ag (Baker e.a 1996).

The second type is represented by the gold deposits of the Hemlo gold camp located 22km southwest of the Dotted Lake Property. Past production to 2003 at the three Hemlo mines was: David Bell Mine – 7.9 million tonnes grading 13.34 g/t Au; Golden Giant Mine – 18.2 million tonnes grading 11.01 g/t Au; Williams mine – 41.2 million tonnes grading 5.82 g/t Au, for a total of 17.6 million ounces of gold produced (Schneider B., 2005).

Production numbers quoted in this report have not been verified by the authors and are not meant to indicate that comparative resources will be discovered on Rouge’s Dotted Lake property.

Potential at Dotted Lake is principally for VMS style mineralization. Characteristics of Hemlo style gold mineralization have to date not been found on the property. Potential for VMS-style mineralization is indicated both by the style of mineralization at the Fairservice showing and its geological context as summarized below:

Table 5 – Dotted Lake Property potential VMS style deposit

General VMS Characteristics	Observations at Fairservice/Dotted Lake
Depositional Environment Marine volcanism	Depositional Environment Marine pillow basalts predominate in the area.
Bimodal (felsic-mafic) volcanic succession	Mainly mafic metavolcanics-minor felsic volcanic component at and near the showing.
Host horizon grades laterally into exhalative horizon.	The Fairservice showing is within an exhalite horizon (iron formation) that can be traced over at least 2.4km.
Mineralization Concordant bands of massive sulphides, chalcopyrite, pyrite, sphalerite, galena.	Mineralization Coarsely banded sphalerite concordant with strike - mineralization over 10m strike length, little or no chalcopyrite, no galena, small amounts of pyrite.

Page | 23

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Footwall Alteration Large zones of alteration are developed in the footwall below the main mineralization.	Footwall Alteration No large zones observed. Minor alteration around the mineralization at Fairservice. Rocks have regional metamorphic grade of amphibolite facies.

Recent gold results on the property discussed in Section 10 indicate there is potential for a new deposit style on the property. The gold mineralization does not appear to be Hemlo style as the host lithology is felsic and not mafic and there is no anomalous arsenic, mercury or molybdenum which are all key elements associated with the gold at the Hemlo Deposit (Pan & Fleet 1995). Preliminary observations indicate the potential for a sheared Archean granitoid type deposit similar to that of the Hammond Reef deposit currently being evaluated by Osisko Mining. It must be stressed that this is a preliminary conclusion based on limited observations and data. More exploration work is required to expand on these results.

10	Mineralization

Mineralization at the Dotted Lake Property was first discovered at the Fairservice zinc showing. The showing was described in detail by M. Smyk (McKay 1994). According to Smyk, the showing is hosted within a narrow band (up to 80 cm wide) of iron formation within mafic volcanic rock. It is described as follows:

“The mineralized zone occurs in the mafic volcanics and is oriented parallel to both the host rock foliation and the elongation direction of the pillows. The host metavolcanics become noticeably altered within 1 m of the mineralized zone.”

The mineralization is further described to be exposed over a maximum 20 m length and to contain sphalerite, magnetite, amphibole and disseminated garnet. The southern contact of the mineralization is a 1 m to 2 m thin felsic dyke, in part with the appearance of fissile sericite schist. The mineralization was interpreted by McKay to be hosted by iron formation which can be seen in intermittent outcrops over 200 m to the east of the showing. Grab samples from this iron formation reported by Smyk showed low anomalous zinc values.

Several rock samples at the OGS in Thunder Bay show a 2 cm band of massive, coarsely crystalline, dark brown sphalerite (35%) adjacent to well aligned coarse grains of magnetite (25%) intermixed with coarse crystals of sphalerite and a matrix of dark green amphibole and chlorite (40%) and a small amount of disseminated phyrrotite and chalcopyrite. A grab sample reported by Smyk (in McKay 1994) contained 9.44% Zn, 0.012% Cu, and 0.006 oz per ton gold.

One other zinc occurrence hosted in iron formation is reported from the Dotted Lake Arm. This occurrence, called the Brinklow zinc showing, is located approximately 6 km to the southwest of the Fairservice showing and 2.5 km west of the Dottted Lake Property boundary. The Brinklow showing was drilled by Noranda in 1994 with no significant results (Lockwood 1994).

The occurrence of massive sulphide bands hosted in an exhalative sedimentary unit within sea floor volcanic rocks with a component of intermediate to felsic volcanic rock classifies the mineralization as a metamorphosed volcanogenic massive sulphide (VMS) type of occurrence.

Page | 24

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

During the 2010 trenching program a new zone of mineralization was discovered in trench Tr-10-4. This zone consists of a narrow (approximately 30 cm wide) sheared granitoid rock, with 5-10% pyrite, strong sericite and trace of arsenopyrite. Grab sample I920008 taken from this rock unit returned a grade of 16.95 ppm Au, 218 ppm Zn and 7.7 ppm Ag. The same unit was channel sampled later on as part of Tr-10-4 channel sampling and returned an assay of 9.02 ppm Au, 859 ppm Zn and 1.2 ppm Ag over 0.40 m. This shear zone appears to be related to shearing noted in the northern part of the property, following the same east-west trend.

11	Exploration

Since 2008 Fladgate Exploration has conducted three exploration campaigns consisting of soil sampling, rock sampling, prospecting and trenching programs on behalf of Rouge on Dotted Lake property.

11.1	Soil Sampling May 2008

During the period of May 21 to May 25, 2008 work carried out by Fladgate Exploration on the Dotted Lake property included soil sampling of the 3011450 claim area. This project entailed sampling B horizon soils every 50 m intervals over three 1 km long traverse lines spaced 200 metres apart. A total of 47 samples were collected and analyzed for base and precious metals. Two samples, 01-01 and sample 01-03 assayed 0.484 ppm Au and 0.144 ppm Au respectively. The two anomalous samples are approximately 80 metres apart and do not indicate clearly if there is significant strike length to the mineralization or any clear trend in the strike direction (Figure 5).

11.2	Soil Sampling September 2009

During the period September 11 to September 14, 2009 work carried out by Fladgate Exploration on the Dotted Lake property included soil sampling of the 3011450 claim area. This project entailed sampling B horizon soils on 50 meter intervals over five 500 m long traverse lines spaced 200 m apart trending north northwest approximately perpendicular to the main trend of structures in the region. The subsoil B horizon was taken to follow up on anomalous results from the 2008 soil sampling program to try and determine a clear trend in anomalous mineralization and also to confirm that the anomaly returned during the 2008 program was not a discrete occurrence.

A total of 61 samples were collected and analyzed for base and precious metals. One high grade gold result, sample 3-29 assayed 0.234 ppm Au. The sample is one line west of the high grade gold results returned in the 2008 soil sampling program showing a possible east west trend to the gold anomalies and indicating a potential gold target in the bedrock below. Anomalous zinc was noted along the same trend in sample 4-41 located at 590,579 east and 5,416,197 north assaying 1,200 ppm Zn (Figure 5).

Page | 25

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Soil Sampling Results Au ppm
0.05 to 4 (4)
0.004 to 0.05 (20)
0.003 to 0.004 (19)
0.001 to 0.003 (63)
(9) number of samples in range
359871 Claim Boundary and Number
590,000 mE
590,500 mE
5,417,500 mN
5,417,000 mN
5,416,500 mN
5,416,000 mN
09-3-32
09-3-29
01-03
01-02
01-01
4252418
4252417
4245668
3011450
Dotted Lake
4252415
4252416

Figure 5 - Soil Sample Results

Page | 26

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

11.3	Trenching 2010

During May 25 to June 5, 2010, the exploration program carried out by Fladgate Exploration over the Dotted Lake property included prospecting, stripping/trenching, channel sampling and trench mapping. The goal of this program was to expose and test the bed rock in the vicinity of the location of the encouraging soil anomalies encountered in 2008 and 2009. Limited additional prospecting samples provided a cursory examination of other areas of the property as well.

Trench excavation was contracted to Belham Construction Ltd. of Kaministiquia, ON. Bedrock stripping operations were supervised by Ramin Ghaderpanah and Michael Thompson from Fladgate Exploration.

Four trenches and approximately 8 km of access trail were completed between May 25 and June 5, 2010. The proposed trench targets were determined based on the historical data and soil anomalies highlighted in the 2008 and 2009 soil sampling programs. Trench locations are shown on Figure 7. Trenches were generally oriented in a south-north direction, perpendicular to the east-west trend of the bedrock. The exposed rock was washed using high-pressure water pump, then geologically mapped and channel sampled. Sample locations were tagged with aluminum tags with the appropriate sample number.

Figure 6 – Washing Trenches

Page | 27

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

589,500 mE
590,500 mE
591,500 mE
N
5,417,500 mN
5,416,500 mN
Tr-10-1
Tr-10-3
Tr-10-2
Tr-10-4
4252418
3011450
4245668
4252417
Dotted Lake
4252415
4252416
0
250
500
metres
Claim Boundary
Trench
Creek
Swamp
Trail

Figure 7 - Trench Locations

Page | 28

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

A total of 339 m of trenching was completed in a series of four trenches during May 25 to June 5, 2010. Three of the trenches, Tr-10-1, Tr-10-2 and Tr-10-3 were completed in the area of the Fairservice showing. The fourth trench, Tr-10-4, was excavated in the vicinity of gold soil anomalies from 2008 and 2009 soil sampling. The trenches were excavated to an average depth of 0.5 -2 m and a width of 4 m exposing a total surface of 1356 m2.

A summary of the trenching is set out below:

Table 6 – Trench Summary

Trench No.	Length (m)	Width (m)	Depth of over burden (m)	Surface Area (m2)
Trench 1	17	4	0.5	68
Trench 2	152	4	1	608
Trench 3	23	4	1	92
Trench 4	147	4	2	588

The trenches were geologically mapped by Ramin Ghaderpanah and Michael Thompson from Fladgate Exploration. Mapping was completed between May 30 to June 6, and June 12 to 16, 2010, at a scale of 1:100. The outlines of the trenches were tracked by a handheld Garmin Map76C GPS that allowed tie-in to digital topographic data using Mapinfo software.

Trenches Tr-10-1, Tr-10-2 and Tr-10-3 exposed mainly metavolcanic rocks and series of quartz feldspar porphyry and granodioritic dykes running approximately east-west. The metamorphism for the most part is of amphibole grade. The fourth trench, Tr-10-4 exposed granodiorite and gneissic- porphyritic rocks with narrow shear zones. The shear zones are 0.1 to 3.0 m wide, trend roughly east west, are pyrite rich with predominantly gneissic characteristics.

11.3.1	Trench Tr-10-1

Trench Tr-10-1 is 17 metres long and 4 metres wide and is predominantly foliated amphibolized mafic volcanics with moderately stretched pillow selvages, local isolated white quartz veins parallel to the strike, disseminated pyrite and trace of chalcopyrite. The key elements of this trench are a fault trending at 296° with a minor displacement and a 2.1 m wide shear zone within the mafic volcanics. The shearing is described as strong with traces of sericite, local disseminated fine grained red garnets, massive pyrite and rusty quartz veins (see photo below). This trench is cross cut by two quartz feldspar porphyry dykes at 260°. These dykes are white, fine grained, with traces of pyrite.

A total of 15 channel samples were cut and assayed for gold and zinc. The shear zone appears well mineralized due to significant amounts of pyrite but no significant gold or zinc values were returned from the samples.

11.3.2	Trench Tr-10-2

Trench Tr-10-2 is 152 m long and 4 m wide, located to the immediate west of the Fairservice showing and exposed garntiferous amphibolitic iron formation, metavolcanics and a series of granitoid dykes. The iron formation is described as green, medium grained with fibrous amphibole matrix with up to 10% fine grained red garnets (Figure 8), minor narrow local bands of sphalerite, and up to 5% pyrite. The rest of the trench consists of a series of metavolcanics (amphibolite and amphibolized mafic pillows), granitoid dykes and gabbro dykes. There are also minor faults and fractures noted in this trench.

Page | 29

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

A total of 77 channel samples were taken from trench Tr-10-2 and tested for gold and zinc. Sample H073836 returned a relatively elevated zinc value of 1010 ppm.

Figure 8 - Garnetiferous Amphiboliotic Iron Formation (Trench 2)

11.3.3	Trench Tr-10-3

Trench Tr-10-3 is 23 m long and 4 m wide and exposes mainly metavolcanic and massive gabbro. There is also minor shearing near the southern portion of the trench. The metavolcanic unit is described as fine grained, amphibolized, well foliated, locally sheared with trace to 2% pyrite. The gabbro unit is massive with medium grained hornblende and a narrow quartz feldspar porphyry dyke near the upper part of the trench. The quartz feldspar porphry dyke is identical to the ones in Tr-10-1 and Tr-10-2. A total of 11 channel samples were cut and assayed on Tr-10-3, but no significant values were returned.

11.3.4	Trench Tr-10-4

Trench Tr-10- 4 is located approximately 500 m south east of Fairservice zinc showing and it is 147 m long by 4 m wide with an average depth of 2 m. Due to the rubbly bedrock and deeply pocketed shear zones, the extent of cleaning in this trench was limited. This trench was located near the soil sampling anomalies returned in the 2008-2009 exploration programs. Trench Tr-10-4 is predominantly granite, granodiorite (some are gneissic) and quartz monzonite. The only well mineralized portions of this trench are two narrow, 30-40 cm wide, shear zones with up to 10% pyrite, strong sericite alteration and local patchy translucent quartz eyes.

Page | 30

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

A total of 41 channel samples were cut and assayed for gold and zinc. The channel samples from trench Tr-10-4 returned two significant samples in sheared, mineralized granodiorite (Figure 9), sample H073926 returned 9.02 ppm Au and 859 ppm Zn over 0.40 m and sample H073934 returned 1.14 ppm Au over 1.00 m. Significant portions of the trench in the area around the two mineralized samples were unable to be channelled due to intense shearing and rubbly rock creating deep sections of the trench that Fladgate was unable to clean and channel sample. There is a possibility that in these areas of intense shearing there could be more mineralization.

11.4	Prospecting

Prospecting the property was also incorporated during the period of the trenching program, and was mostly focused in the vicinity of the soil anomalies to investigate and confirm the trench targets. A total of 11 rock samples were collected as part of the prospecting on claims 3011450, 4245668, 4252415 and 4246254. Waypoints of the samples locations were taken using a handheld Garmin Map76C GPS and flagged with their corresponding sample and waypoint numbers indicated.

Prospecting sample I920008 returned Au 16.95 ppm, Zn 218 ppm and Ag 7.7 ppm near the 2008-2009 soil anomalies. This sample was taken from trench Tr-10-4 location as a rock sample during the excavation.

11.5	Significant Results

Significant assays from the exploration programs run by Rouge Resources from 2008-2009 have been summarized in Table 7.

Table 7 – Significant Assay Results

Soil Samples	Sample ID	Year	Au ppm	Zn ppm
	01-01	2008	0.484	43
	01-03	2008	0.144	53
	03-29	2009	0.234	73
	03-32	2009	0.062	42
	04-41	2009	0.009	1215
Rock Samples	Sample ID	Year	Au ppm	Zn ppm
	Tr-10-4 H073934	2010	9.02	859
	Prospecting I920008	2010	16.95	218

11.6	Rouge Resources Dotted Lake Expenditures

Page | 31

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Rouge Resources, and previously Gemstar Resources, has spent approximately $161,636 in exploration work on the Dotted Lake property since acquiring the first claim in 2003, with $107,000 of that amount has been spent in the last three years.

Table 8 – Dotted Lake Exploration Expenditures 2007-2010

Item	CDN$	Comments
Accommodation	$6,474	Hotel while in the field
Assays	$9,781	ALS Chemex
Equipment rental	$28,410	Trenching and Road Building, channel cutting saw and cleaning pumps
Field supplies	$925	Bags, trays, etc.
Labour	$53,980	Geologists, project manager, and geotechs.
Meals	$1,361	Meals for geologists and geotechs while in the field
Travel and transportation	$3,121	Trucks and Mob-deMob of excavator
ATV's	$2,950	ATV's for access to property
Total	$107,003

11.7 Dotted Lake Exploration Targets

Two significant targets exist on the Dotted Lake property, the Fairservice zinc target and the newly discovered gold zone.

Page | 32

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Figure 9 - Sample I920008, Sheared Granodiorite, 5-10% Py

12	Drilling

No drilling has been completed on the property for Rouge Resources Ltd. Historically three diamond drillholes were completed by Noranda in 1991. The drilling is listed in Table 4 and results are discussed in Section 7.

13	Sampling Method and Approach

In the past three years Rouge has completed three exploration programs on the Dotted Lake property all managed by Fladgate Exploration. The exploration programs included both rock and soil sampling.

13.1	Soil Sampling

A total of 109 soil samples were collected by Fladgate Exploration on the 3011450 claim of the Dotted Lake property for Rouge during the soil sampling programs completed in 2008-2009. During the 2008 soil sampling program samples were taken every 50 m on 200 m spaced lines. The spacing of the sampling lines and sample locations along lines was applicable for an initial exploration program assessing the property for an anomalous mineralization covering large areas of the property. A second soil sampling program was completed in 2009 to target anomalies returned in the 2008 program. In 2009 samples were taken every 50 metres on 200 metre spaced lines. The lines were between the 2008 sampling lines making a grid of samples taken every 50 metres on 100 metre spaced lines. The soil sampling program run in 2009 added tighter spacing to the sampling grid required to help further identify the nature of the anomalous mineralization discovered during the 2008 soil sampling program.

Page | 33

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Samples were taken with a soil sampling auger and were between 100 and 400 grams. B horizon soils were taken wherever possible and some A and B horizon samples were taken when necessary. Samples were placed in a brown Kraft bag, the sample ID was written on the bag and also written in a notebook with a description including a location. Wherever soil was not present outcrop descriptions were noted. Records were kept of slope, vegetation and soil descriptions for each sample location. Sample locations were taken with a Garmin Map76 GPS and also noted in a notebook for back up.

The initial sample spacing from Rouge’s 2008 soil sampling program was at a 200 metre sample line spacing suitable for an initial exploration program targeted at identifying any anomalous mineralization. The soil sampling assays returned anomalous gold and zinc mineralization, but did not clearly outline a specific strike of mineralization. The 2009 soil sampling program closed the soil sample lines to 100 metre spacing which returned further anomalous mineralization and identified a possible strike. Soil sampling has proven to be a useful exploration tool and could be used to expand on gold mineralization discovered during the 2010 trenching program, but further soil sampling programs should all be completed on 100 metre spaced sampling lines and a tighter sample spacing of 25 metres instead of 50 metres should be considered.

13.2	Channel Sampling

From May 25 to June 17, 2010 channel sampling was out carried by Fladgate Exploration Consulting Corporation, utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel (Figures 10 & 11). Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. The location of the samples was noted in the sample book and on the trench map. A total of 142 channel samples taken from the trenches including QA/QC samples, were tagged and bagged and shipped to ALS Chemex in Thunder Bay, Ontario by Fladgate Exploration personnel. All the collected samples were in the custody of Fladgate staff at all times. All the samples were assayed using ICP method. Assays were analyzed for a suite of 35 elements, including copper, gold, silver and zinc. Gold samples above 10 ppm were analyzed again using fire assay with an atomic absorption finish method.

Channel sample locations were chosen in areas where significant sulphide mineralization was present such as that seen in Figure 11 and in areas where significant hydrothermal alteration was present. All samples were taken approximately perpendicular to sulphide hosting structures or lithologies to show the grade across approximate true widths of mineralization. Samples were taken over approximately one metre intervals except in areas where sulphide mineralization or intense alteration was confined to a smaller widths such as in sample H073926 which returned 9.02 ppm Au and 859 ppm Zn over 0.40 m. Where mineralization or alteration was confined to a discrete width, samples were taken across the width to be as representative of the mineralized zone as possible.

Page | 34

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Significant samples from Rouge’s soil sampling and trenching programs are summarized in Table 7 in Section 11.

Figure 10 – Cutting Channel Samples

Figure 11 – Cut Channel Sample with the Proper Metal Tag

Page | 35

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

14	Sample Preparation, Analysis and Security

Fladgate Exploration has managed the last three exploration programs on the Dotted Lake Property for Rouge and implemented a similar QA/QC procedure for all three programs.

For the two soil sampling programs run in 2008 and 2009 all samples were sealed in a brown Kraft bag tied with orange flagging tape with the sample number clearly written in black marker on the outside of the bag. The sample number, description and UTM location was written in a field notebook. All samples were transported from the field location to Fladgate’s offices in Thunder Bay and hung in a secure building to dry. Once the soil samples were dry, they were transported to the ALS Chemex prep laboratory in Thunder Bay by Fladgate personnel.

Before the samples were taken to ALS Chemex for analysis, QA/QC samples were inserted into the sample series approximately every 25 samples. For the soil samples no QA/QC samples were submitted during the 2008 program and only blank samples were submitted for the 2009 program. For blank material, pure silica sand was obtained from Accurassay Laboratories in Thunder Bay. During the 2009 soil sampling program, insufficient amounts of silica sand were submitted and the lab was unable to run both the multi element ICP package and the precious metals analysis. As a result, only the multi-element analysis was completed and therefore no gold results are available. In the future better care must be taken with QA/QC procedures.

All soil samples were analyzed using a 33 element four acid digestion ICP method and Pt, Pd, Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-61 and PGM-ICP23).

During the trenching and prospecting program completed in 2010 all samples were cut utilizing a Stihl “quick-cut” rock saw. Two continuous parallel cuts on the outcrop were sawed then chipped out using a chisel (figures 10 & 11). Each sample was placed in a thick plastic sample bag with the sample number clearly written on the outside in of the bag with permanent marker and one portion of a three part sampling ticket placed inside. Each sample was sealed with a cable strap. Samples were then transported to Thunder Bay by Fladgate personnel and delivered directly to the ALS Chemex prep laboratory in Thunder Bay.

ALS Chemex Laboratories in Thunder Bay, Ontario was used for assaying the samples taken during the trenching program in 2010. All trenching and prospecting samples were analyzed using a 35 element aqua regia ICP method and Au fire assay with ICP finish analysis (ALS Chemex codes MEICP-41 and Au-ICP21). One gold assay returned a value greater than 10 ppm and was analyzed using fire assay with atomic absorption finish.

The quality measures taken to insure the accuracy of the assaying and analytical procedures during the trenching program included four QA/QC samples inserted in the batch of samples. The QA/QC samples consisted of blank samples and gold standard samples. The blank samples consisted of a piece of granite from Nelson Granite in Vermillion Bay, ON. The gold standard samples were purchased from RockLabs Limited in Aukland, New Zealand. Only one standard type was used, SL-34, which was a mid grade gold standard with a recommended value of 5.893 ppm (Table 9).

Page | 36

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

A total of 2 standard reference samples were submitted to ALS Chemex in Thunder Bay, ON during the 2010 trenching program. Standard sample H073944 returned a gold value at 5.85 ppm, and sample H073945 returned a gold value of 5.58 ppm. Sample H073945 returned a value 0.256 ppm lower than the recommended value for the the SL-34 standard, and sample H073944 was at the lower end of the +/- 5% bracket considered acceptable for the SL-34 standard (Table 10). It is possible the lab had a low bias for the samples assayed during the 2010 sampling program, but not enough standards were submitted to return a statistically relevant dataset. In future programs, specifically drilling programs, a more comprehensive QA/QC program should be implemented.

A total of 2 Blank samples, H073943 and H073946, were also sent to ALS Chemex in Thunder Bay, ON during the 2010 trenching program, which both were returned with a gold value of <0.001 ppm.

Table 9 – QA/QC Reference Samples Summary

Type of Reference Material	Number of Standards sent	Label	Element	Recommended Value	95% Confidence Level
					Low	High
Gold Standard	2	SL-34	Gold	5.893 ppm	5.836 ppm	5.950 ppm

Table 10 – Trenching QA/QC Standard Sample Results

Standard Reference Sample ID	Sample ID	Assay Result (ppm)
SL-34	H073944	5.85
	H073945	5.58

The QA/QC procedures implemented during these early stage exploration programs would not be sufficient for a drill program that could potentially be used in a resource estimate in the future. If further exploration work is done on the property a more comprehensive QA/QC procedure will be necessary.

All samples collected during exploration programs run in the last three years have been sent to ALS Chemex for analysis. ALS Chemex has an ISO 9001:2000 certification at all of its laboratories in Canada. ISO, the International Organization for Standardization, is an internationally accepted organization for certifying quality management systems where an organization has demonstrated and documented their processes to consistently provide products that meet applicable regulatory and customer requirements.

15	Data Verification

This report relies mostly on historic data and reports and little documentation is available about past practices of data verification. No pulps or samples, apart from a few specimen samples remain available. More recent surveys, done on behalf of Gemstar Resources Ltd. appear to have been technically well executed and the reporting and methods and results are discussed in more detail under Sections 10, 12 and 13 of this report.

Page | 37

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

The three most recent exploration programs have assay certificates from a certified laboratory and the programs were managed by one of the co-authors, Caitlin Jeffs.

16	Adjacent Properties

There are no mineralized properties or valid claims immediately adjacent to the Dotted Lake property. The closest property is the Black Fox Property owned by Lund Gold Corp. located approximately 3 kilometres due south of the southern border of the Dotted Lake Property. The Black Fox Property has minimal exposed outcrop and was only sporadically explored before the Ontario government conducted airborne geophysical surveys over the region in 1999. According to the Lund Gold website, government geologists discovered high-grade float near the centre of the property, with samples returning consistent results ranging from 165 to 189 g/t gold. The altered float samples consisted of fragile angular blocs that are assumed proximal to their source location.

17	Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing has been done on samples from the property to date.

18	Mineral Resource and Mineral Reserve Estimates

No mineral resources or mineral reserves have been located on the property.

19	Other Relevant Data and Information

All available and relevant technical reports and data relating to the Dotted Lake property have been reviewed by the author and the parts relevant to the evaluation of the Dotted Lake property have been used to compose this report. The author is not aware of any information not used for this report the omission of which could make this report erroneous or misleading.

20	Interpretations and Conclusions

Rouge has held the Dotted Lake property since 2003 and has been slowly advancing the exploration work to determine the potential of the ground.

Exploration work to date has included airborne and ground geophysics in 2005, soil sampling in 2008 and 2009 and prospecting and trenching in 2010. Rouge has spent a total of $161,636 in exploration on the property between 2003 and August of 2010 of which $107,000 was spent between May 2008 and August 2010.

The soil sampling programs completed in 2008 and 2009 were intended to evaluate the property for further mineralization and potentially to expand on the known zinc mineralization at the Fairservice showing. The soil sampling successfully outlined previously undetected gold mineralization, but was not successful in expanding on the Fairservice zinc showing. Soil sampling has proven to be a valuable tool on this property and could be used to further explore the new claims acquired since the 2009 soil sampling program was completed.

Page | 38

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

The sampling procedure used during the exploration completed in 2008, 2009 and 2010 was adequate for initial exploration work, but any future programs should include a more thorough QA/QC procedure including a variety of check samples such as duplicate samples, reruns of sample pulps, a variety of standard samples including low and high grade gold and blank samples. Security of the samples and the procedures of marking sample identification and locations was sufficient and these practices should be continued in any further exploration programs.

The Dotted Lake project should be considered to be an early stage exploration project upon which Rouge should continue to conduct further exploration in order to gain a further understanding of the nature and extent of the gold mineralization exposed in trench Tr-10-4.

21	Recommendations

Rouge Resources’ Dotted Lake property lies in an underexplored area of the Schrieber-Hemlo greenstone belt which is host to the Hemlo Gold deposit. Based on the positive results from Rouge’s initial exploration work, it is recommended to continue working on the property to fully define the gold potential of the Property. Rouge’s next phase of exploration should continue to outline the strike extent and width of the gold mineralization uncovered in the past three years exploration programs. It is recommended to initially explore the property by further soil sampling, prospecting and trenching.

The initial soil sampling programs completed in 2008 and 2009 successfully indicated the location of previously undiscovered gold mineralization. It is recommended by Fladgate to conduct another soil sampling program covering all of the newly acquired claims. Continuing with the previously used spacing of 200 m spaced lines with 50 m spaced samples would require approximately 1200 samples to cover all of the newly acquired claims.

Trenching completed during the 2010 exploration program was limited to four metre wide strip trenching appropriate for following up on an ill defined soil sampling target. During the 2010 program multiple significant results were discovered. Two of those significant results were located in the northern edge of trench Tr-10-4. The alteration associated with the mineralization was not completely exposed during the trenching, and only a four metre wide swath of the strike extent was exposed. Further exposure of this mineralized zone is recommended to discover if the mineralized zones continues to the north and also to uncover readily exposed strike extent of the mineralization to observe if the mineralization is a constant width and continuous along strike. Once results from the expanded soil sampling program recommended have been analyzed further trenching targets should be explored.

A second phase of exploration is recommended, pending positive results from the trenching and soil sampling. The second phase will consist of approximately 1500 m of diamond drilling to test gold mineralization discovered on surface.

The budget for the two phases of exploration is summarized in Table 11.

Page | 39

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Table 11 – Budget for proposed exploration on Dotted Lake Property

Budget Item	Total (CAD$)	Comments
Exploration (Phase 1) Property wide soils and further trenching
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$39,000	Geotechnician at $325/day
Truck and ATV Rental and Fuel	$22,000	Truck at $75/day and ATV at $125/day
Heavy Equipment Rental	$30,000	Trench digging at $140/hour
Assays	$45,500	Assaying at $35/sample
Room and board	$17,500	$125/day per geo & tech
10% contingency for miscellaneous items	$20,600	Field supplies etc.
Subtotal (Phase 1):	$226,600

Exploration (Phase 2) 1500 metres of diamond drilling
Consulting geologist	$52,000	Consulting geologist at $650/day
Geotechnicians	$16,250	Geotechnician at $325/day
Room and board	$12,500	$125/day per geo & tech
Truck and Fuel	$6,250	Truck at $75/day +fuel
Logging Shack w/saw	$2,500	$1500/month
Heavy equipment rental	$10,000	Building drill pads and access roads
Assays	$18,375	Assaying at $35/sample
Diamond Drilling	$165,000	Diamond drilling at $110/metre
10% contingency for miscellaneous items	$28,288	Field supplies etc.
Subtotal (Phase 2):	$311,163
Total CAD$ (Both Phases)	$537,763

Page | 40

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

22	References and Literature

Author	Year	Title

Baker, C. e. a.	1996	Report of Activities 1995, Ontario Geological Survey, Thunder Bay District, Open File Report 5943.
Barrie, C.	2005	Report on High Sensitivity Magnetic and VLF-EM and Survey, Black River Project for Klondike Bay Resources. Surveys by Telequest Ltd. Private report submitted for assessment.
Burns, J.G.	2001	Geological Report for the Dotted Lake Property of Gemstar Resources Ltd. Private evaluation report.
Degagne, P.	1991	Plans, Sections and Diamond Drill Logs for Noranda Ltd. and submitted for assessment.
Grant, J.	2005	Geophysical Report for Gemstar Resources Ltd., Black River Area- Thunder Bay Mining Division, Northwest Ontario.
Griggs, H.	2009	Private Report. Lampson Lake Final Report. Ontario Exploration Corporation Grant 2009- 004.
Höy, T.	1995	Noranda/Kurko Massive Sulphide Cu-Pb-Zn, in Selected British Columbia Mineral Deposit Profiles Volume 1, BC Ministry of Energy and Investment Open File Report 1995-20 p. 53- 54.
Jeffs, C.	2008	Soil Sample Report – Dotted Lake Property. Assessment Report for Gemstar Resources Ltd.
Jeffs, C.	2010	Soil Sample Report – Dotted Lake Property. Assessment Report for Rouge Resources Ltd.
Lockwood, H.C.	1994	Report on Diamond Drilling, Lampson Property. Report for Noranda Ltd. and submitted for assessment.
McKay, D.B.	1994	Mineral Occurrences of the Manitouwadge Area, Ontario Geological Survey- Open File Report 5906 p. 43- 54.
McLeod, J.	1984	Geological Report on the Dotted Lake Ground for Clear Mines Ltd. Report submitted for assessment.
Milne, V.G.	1968	Geology of the Black River Area, District of Thunder Bay, Ontario. Department of Mines- Geological Report 72.
Muir, T.L	2000	Geological Compilation of the Eastern Half of the Schreiber-Hemlo Greenstone Belt, Ontario Geological Survey, Map 2614.
Pan, Y and M.E. Fleet	1995	The late Archean Hemlo gold deposit, Ontario, Canada: a review and synthesis, (1995) Ore Geology Reviews, 9 (6), pp. 455-488.
Pauwels, A.M.	2005	Evaluation Report – Dotted Lake Property. Report for Gemstar Resources Ltd.
Rattew, A.R.	1965	Report on Airborne Geophysical Survey of the White Lake Area, Ontario, for Irish Copper Mines.
Schnieders, B.R. e.a.	2005	Report of Activities 2004, Ontario Geological Survey, Thunder Bay South District, Open File Report 6148.
Scott Hogg, R.L.	1983	Report on Combined Helicopter-Borne Magnetic and Electromagnetic Survey, Hemlo, Ontario. Report for Clear Mined Ltd., by Aerodat Ltd.
Siragusa, G.M.	1986	Precambrian Geology of the White Lake (Hemlo) Area, Dotted Lake and Black River Sections, Ontario Geological Survey, Preliminary Map p. 3046.
Symonds, D.F. e.a.	1983	Geological and Geochemical Report on a Group of Mineral Claims in the Dotted Lake Area. Report for Clear Mines Ltd. and submitted for assessment.
Ven Huizen, G.L.	1988	Geological and Geochemical Report on the Dotted Lake Property, Thunder Bay Mining District, Ontario. Report for McLaughlin Exploration Ltd. Report submitted for assessment.
Walmsley, T.	1991	Report of Geophysical Work- Dotted Lake-Pinegrove Lake Properties. Project No. 2005. Report for Noranda Ltd. and submitted for assessment.

Page | 41

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

23	Date

The effective date of this report is September 7th, 2010. This report was revised on November 30th, 2010.

Page | 42

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Appendix I Certificates of the Authors

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Michael J. Thompson
195 Park Avenue
Thunder Bay, Ontario
Canada, P7B 1B9
Telephone: 807.345.5380
Email: michael.thompson@fladgateexploration.com

CERTIFICATE OF THE AUTHOR

I, Michael John Thompson, do herby certify that:

1.	I am the President of, and Associate Geologist for, the geological consulting firm of Fladgate Exploration Consulting Corporation.

2.

I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO #1521). I am also a member of the Society of Economic Geologists, Geological Association of Canada and the Prospectors and Developers Association of Canada.

3.	I am a graduate of the University of Toronto with an Honours B. Sc. In Geology (1997)

4.

I have practiced continuously as an exploration geologist from that time until present that has included the design and implementation of a variety of grassroots, advanced, mine exploration and research projects in previous and base metal and industrial mineral programs in North and South America.

5.	I am a qualified person under the definition for ‘qualified persons’ as set out by NI 43-101.

6.

My previous involvement with the property that forms the subject of this Technical Report has been solely as a consulting geologist and I do not receive a material amount of my income from the Company that holds the property.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Reports, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the partied involved in the transaction for which this report is required, other than providing consulting services, as per Section 1.4 of NI 43-101

9.	I have read National Instrument 43-101, companion policy NI 43-101CP and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I am jointly responsible for the Technical Repot titled ‘Independent Technical Report, Dotted Lake Property, Thunder Bay Mining Division, Ontario, Canada (the ‘Technical Report’), dated September 7th, 2010 and revised on November 30, 2010.

11.	I last visited the Dotted Lake Property, northwestern Ontario on June 19th, 2010.

12.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public.

Dated this 30th day of November, 2010.

/s/ Michael John Thompson
Michael John Thompson, P. Geo., H.B.Sc (APGO #1521)

Rouge Resources - Dotted Lake Property NI 43-101 Technical Report

Caitlin L Jeffs
195 Park Avenue
Thunder Bay, Ontario
Canada, P7B 1B9
Telephone: 807.345.5380
Email: caitlin.jeffs@fladgateexploration.com

CERTIFICATE OF THE AUTHOR

I, Caitlin Leigh Jeffs, do herby certify that:

1.	I am part owner of, General Manager of, and Associate Geologist for, the geological consulting firm of Fladgate Exploration Consulting Corporation.

2.

I am a member in good standing of the Association of Professional Geoscientists of Ontario (APGO #1488). I am also a member of the Society of Economic Geologists, the Society for Geology Applied to Mineral Deposits and the Prospectors and Developers Association of Canada.

3.	I am a graduate of the University of British Columbia with an Honours B. Sc. In Geology (2002)

4.

I have practiced continuously as an exploration geologist from that time until present that has included the design and implementation of a variety of grassroots, advanced, mine exploration and research projects in precious and base metal programs in North and South America.

5.	I am a qualified person under the definition for ‘qualified persons’ as set out by NI 43-101.

6.

My previous involvement with the property that forms the subject of this Technical Report has been solely as a consulting geologist and I do not receive a material amount of my income from the Company that holds the property.

7.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Reports, the omission to disclose which makes the Technical Report misleading.

8.	I am independent of the partied involved in the transaction for which this report is required, other than providing consulting services, as per Section 1.4 of NI 43-101

9.	I have read National Instrument 43-101, companion policy NI 43-101CP and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

I am jointly responsible for the Technical Repot titled ‘Independent Technical Report, Dotted Lake Property, Thunder Bay Mining Division, Ontario, Canada (the ‘Technical Report’), dated September 7th, 2010 and revised on November 30, 2010.

11.	I have never visited the Dotted Lake Property.

12.

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public.

Dated this 30th day of November, 2010.

/s/ Caitlin Leigh Jeffs
Caitlin Leigh Jeffs, P. Geo., H.B.Sc (APGO #1488)